Exhibit 99.1

ATA Reports 2019 Second Quarter Financial Results

Conference Call on Wednesday, August 14, 2019, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, August 14, 2019 (NY) / August 15, 2019 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced preliminary unaudited financial results for the three months ended June 30, 2019.

2019 Second Quarter and Subsequent Operating Highlights and Certain Events

•

On August 6, 2019, the Company announced that it has closed the acquisition of 87.46% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. (“ACG”), a leading provider of educational services for students in China interested in applying for overseas art study. The Company is working on closing the remaining 12.54% equity interest in ACG with the remaining minority shareholders, which is expected to be completed before the end of the third quarter of 2019. Details for such acquisition of ACG can be found in the Form 6-K filed by ATA on August 6, 2019.

•

On August 6, 2019, the Company announced that it has appointed Mr. Jun Zhang, the founder and leader of ACG, as the Company’s President and a member of the Company’s Board of Directors, replacing Mr. Jack Huang who has resigned to pursue other opportunities.

•	RMB131.6 million (US$19.2 million) in cash and cash equivalents as of June 30, 2019

Management Commentary

Mr. Kevin Ma, Chairman and CEO, stated, “We are pleased to have closed the acquisition of 87.46% equity interest in ACG last week. Our team at ATA has already begun working closely with Jun and ACG management on immediate steps to execute several growth initiatives, which include geographic expansion, new product offerings, and new partnerships. Completing this acquisition is the first step forward in executing ATA’s growth strategy. We are confident our expertise in learning technologies and education assessment will enable us to accelerate the growth of well-established education enterprises like ACG, providing the opportunity to expand our presence throughout China and beyond. We are also delighted to welcome Jun to ATA’s leadership team and believe his unique qualifications will prove valuable as we look to increase ACG’s growth trajectory. We continue exploring M&A opportunities within the education sector and look forward to providing the investment community with updates in the months ahead.”

2019 Second Quarter Financial Highlights

Note: Certain Adjustments to the Company’s Financial Statements

Certain line items in the condensed consolidated statements of comprehensive income (loss) for the three months and six months ended June 30, 2018, in this press release have been revised as a result of adjustments made in ATA’s annual report for the fiscal year ended December 31, 2018. These revisions were mainly made pursuant to the accounting treatment of discontinued operations, under which ATA accounted for the sale of business of ATA Online (Beijing) Education Technology Co., Ltd, or ATA Online, a former subsidiary of ATA. The income from discontinued operations, net of income taxes, recorded in the three months ended June 30, 2019, was to account for the contingencies that arose pursuant to terms in the sale of business of ATA Online.

ATA’s total net revenues for the three months ended June 30, 2019, were RMB1.4 million (US$0.2 million), compared to nil in the prior-year period. This increase was primarily due to the development of K-12 education quality monitoring services provided in Shanxi province.

Net loss from continuing operations attributable to ATA Inc. for the three months ended June 30, 2019, was RMB18.2 million (US$2.6 million), compared to RMB16.4 million in the prior-year period, primarily due to an approximate RMB1.1 million decrease in net rental income and an RMB0.5 million increase in legal and consulting fees related to the acquisition activities of new business.

Balance Sheet Highlights

As of June 30, 2019, ATA’s cash and cash equivalents were RMB131.6 million (US$19.2 million), working capital was RMB161.0 million (US$23.4 million), and total shareholders’ equity was RMB249.1 million (US$36.3 million); compared to RMB190.6 million, RMB193.6 million, and RMB276.2 million, respectively, as of December 31, 2018.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Wednesday, August 14, 2019, during which management will discuss the results of the quarter ended June 30, 2019. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	18089602

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/31330.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ATA’s future growth and results of operations; ATA’s plans for mergers and acquisitions generally; ATA’s plan and anticipated benefits to develop international education services and carry out new business; ATA’s acquisition of ACG and the intended benefits; the ability of ATA and ACG to cooperate and integrate effectively; and ATA’s growth strategy and subsequent business activities.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to integrate the acquired business, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2018, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2018.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended June 30, 2019, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8650 to US$1.00, the noon buying rate as of June 30, 2019, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. GAAP, ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	190,586,342	131,630,433	19,174,134
Restricted cash	—	20,000,000	2,913,328
Accounts receivable, net	439,783	977,747	142,425
Prepaid expenses and other current assets	7,836,092	12,632,196	1,840,088
Loan receivable	14,532,685	15,033,179	2,189,829
Total current assets	213,394,902	180,273,555	26,259,804

Long-term investments	66,390,898	72,390,898	10,544,923
Property and equipment, net	37,430,741	36,137,840	5,264,070
Intangible assets, net	17,122,578	15,110,787	2,201,134
Other non-current assets	799,652	6,143,482	894,900
Total assets	335,138,771	310,056,562	45,164,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	18,111,939	18,417,592	2,682,824
Deferred revenues	1,633,976	873,294	127,210
Total current liabilities	19,745,915	19,290,886	2,810,034
Other non-current assets	—	978,750	142,571
Total liabilities	19,745,915	20,269,636	2,952,605

Mezzanine equity-redeemable non-controlling interests	39,208,619	40,733,908	5,933,563

Shareholders’ equity:
Common shares	3,534,871	3,633,817	529,325
Treasury shares	(27,737,073)	(27,737,073)	(4,040,360)
Additional paid-in capital	410,195,990	412,941,419	60,151,700
Accumulated other comprehensive loss	(38,288,364)	(38,158,218)	(5,558,371)
Retained earnings (accumulated deficit)	(71,888,585)	(100,678,117)	(14,665,421)
Total shareholders’ equity attributable to ATA Inc.	275,816,839	250,001,828	36,416,873
Non-redeemable non-controlling interests	367,398	(948,810)	(138,210)
Total shareholders’ equity	276,184,237	249,053,018	36,278,663
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	335,138,771	310,056,562	45,164,831

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	—	1,366,185	199,007
Cost of revenues	1,950,807	1,390,916	202,610
Gross profit (loss)	(1,950,807)	(24,731)	(3,603)

Operating expenses:
Research and development	4,451,516	3,352,837	488,396
Sales and marketing	1,326,433	1,343,997	195,775
General and administrative	14,082,218	15,186,597	2,212,177
Total operating expenses	19,860,167	19,883,431	2,896,348
Other operating income, net	912,790	(247,958)	(36,119)
Loss from continuing operations	(20,898,184)	(20,156,120)	(2,936,070)
Other income (expense):
Change in fair value of long-term investment	2,750,000	—	—
Interest income, net of interest expenses	303,644	922,952	134,443
Foreign currency exchange loss, net	451,939	18,564	2,704
Loss from continuing operations before income taxes	(17,392,601)	(19,214,604)	(2,798,923)
Income tax expense	—	—	—
Loss from continuing operations, net of income taxes	(17,392,601)	(19,214,604)	(2,798,923)
Discontinued operations:
Loss from discontinued operations, net of income taxes	(82,382,990)	4,894,198	712,920
Net loss	(99,775,591)	(14,320,406)	(2,086,003)
Net loss attributable to redeemable non-controlling interests from continuing operations	(1,013,778)	(478,112)	(69,645)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	(573,735)	(83,574)
Net income attributable to non-redeemable non-controlling interests from discontinued operations	(184,915)	—	—
Net loss attributable to ATA Inc.	(98,576,898)	(13,268,559)	(1,932,784)
Net loss from continuing operations attributable to ATA Inc.	(16,378,823)	(18,162,757)	(2,645,704)
Net income (loss) from discontinued operations attributable to ATA Inc.	(82,198,075)	4,894,198	712,920

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(24,927)	1,236,400	180,102
Comprehensive loss attributable to ATA Inc.	(98,601,825)	(12,032,159)	(1,752,682)

Basic and diluted losses per common share attributable to ATA Inc.	(2.19)	(0.31)	(0.05)
Basic and diluted losses per ADS attributable to ATA Inc.	(4.38)	(0.62)	(0.10)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.40)	(0.41)	(0.06)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ATA Inc.	(1.79)	0.10	0.01
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(0.80)	(0.82)	(0.12)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ATA Inc.	(3.58)	0.20	0.02

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	141,423	2,982,593	434,464
Cost of revenues	2,570,888	2,599,014	378,589
Gross profit (loss)	(2,429,465)	383,579	55,875

Operating expenses:
Research and development	8,560,943	6,361,789	926,699
Sales and marketing	2,274,581	3,179,011	463,075
General and administrative	24,645,219	26,889,212	3,916,856
Total operating expenses	35,480,743	36,430,012	5,306,630
Other operating income, net	1,852,931	456,901	66,555
Loss from continuing operations	(36,057,277)	(35,589,532)	(5,184,200)
Other income (expense):
Change in fair value of long-term investment	2,750,000	—	—
Interest income, net of interest expenses	452,681	2,100,131	305,919
Foreign currency exchange loss, net	418,440	14,752	2,149
Loss from continuing operations before income taxes	(32,436,156)	(33,474,649)	(4,876,132)
Income tax expense	—	—	—
Loss from continuing operations, net of income taxes	(32,436,156)	(33,474,649)	(4,876,132)
Discontinued operations:
Loss from discontinued operations, net of income taxes	(105,908,861)	4,894,198	712,920
Net loss	(138,345,017)	(28,580,451)	(4,163,212)
Net loss attributable to redeemable non-controlling interests from continuing operations	(1,476,736)	(1,096,839)	(159,773)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	(1,316,208)	(191,727)
Net income attributable to non-redeemable non-controlling interests from discontinued operations	(184,721)	—	—
Net loss attributable to ATA Inc.	(136,683,560)	(26,167,404)	(3,811,712)
Net loss from continuing operations attributable to ATA Inc.	(30,959,420)	(31,061,602)	(4,524,632)
Net income (loss) from discontinued operations attributable to ATA Inc.	(105,724,140)	4,894,198	712,920

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(241,511)	130,146	18,958
Comprehensive loss attributable to ATA Inc.	(136,925,071)	(26,037,258)	(3,792,754)

Basic and diluted losses per common share attributable to ATA Inc.	(3.05)	(0.62)	(0.09)
Basic and diluted losses per ADS attributable to ATA Inc.	(6.10)	(1.24)	(0.18)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.74)	(0.72)	(0.10)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ATA Inc.	(2.31)	0.10	0.01
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(1.48)	(1.44)	(0.20)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ATA Inc.	(4.62)	0.20	0.02

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2019	2018	2019
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ATA Inc.	(98,576,898)	(13,268,559)	(136,683,560)	(26,167,404)
Share-based compensation expenses	2,359,000	911,672	5,303,854	2,902,107
Foreign currency exchange loss, net	(4,791,001)	(18,564)	(4,757,502)	(14,752)
Non-GAAP net loss attributable to ATA Inc.	(101,008,899)	(12,375,451)	(136,137,208)	(23,280,049)

GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(2.19)	(0.31)	(3.05)	(0.62)

Non-GAAP losses per common share attributable to ATA Inc.
Basic and diluted	(2.24)	(0.29)	(3.04)	(0.55)